dMY Technology Group, Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

December 28, 2020

VIA EDGAR

Daniel Morris

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	dMY Technology Group, Inc.
Registration Statement on Form S-1
Filed December 16, 2020
File No. 333-251390

Dear Mr. Morris:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, dMY Technology Group, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 29, 2020, or as soon thereafter as practicable.

Please call Maia Gez of White & Case LLP at (650) 213-0302 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Niccolo de Masi

Name:	Niccolo de Masi

Title:	Chief Executive Officer

cc: Maia Gez, White & Case LLP

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